USMD Holdings, Inc.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

July 21, 2011

Securities & Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:  1933 Act Filing Desk

Re:	Acceleration Request
USMD Holdings, Inc. - Registration Statement on Form S-4
File No. 333-171386

Gentlemen:

USMD Holdings, Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 3p.m., Washington, D.C. time, on July 25, 2011, or as soon thereafter as is practicable. Please advise our securities counsel, Bruce H. Hallett, at (214) 922-4120, of any questions.

In connection with the foregoing request, the Company acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Christopher Dunleavy
Christopher Dunleavy
Chief Financial Officer